Exhibit 99.1
LETTER TO THE STOCK EXCHANGES
[ON COMPANY LETTERHEAD]
September 6, 2005
The Manager – Listing,
The Stock Exchange, Mumbai
The Manager – Listing,
The National Stock Exchange of India Limited
The Market Operations/ Press Room,
NYSE, New York
Dear Sir,
Sub: Resignation
Pursuant to clause 30(a) of the Listing Agreement with BSE and NSE and Para 204.14 of the NYSE Listed Company Manual we hereby inform the Stock Exchanges that Mr. Eisuke Sakakibara, Director of the Company has resigned from the Board of Directors of the Company.
Mr. Sakakibara would, however, continue his relationship with Wipro in his capacity as an advisor.
Thanking You,
Yours Faithfully,
For WIPRO LIMITED
/s/ V. Ramachandran

V. Ramachandran
Company Secretary